Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1-212-455-2812	E-mail Address rfenyes@stblaw.com

November 25, 2019

Re:	ZoomInfo Technologies Inc. Draft Registration Statement on Form S-1
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
On behalf of ZoomInfo Technologies Inc. (the “Registrant”), we hereby confidentially submit pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the Registrant’s proposed offering of shares of its Class A common stock for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registrant qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Registrant will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.
The Registrant has included in this submission its audited consolidated financial statements as of and for the year ended December 31, 2018. The Registrant respectfully advises the Staff that, as an emerging growth company, it has omitted its financial information for the years before 2018 because such financial information relates to historical periods that the Registrant reasonably believes will not be required to be included at the time of the contemplated offering.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this confidential submission. Please send any correspondence to Anthony Stark, General Counsel of the Registrant (anthony.stark@zoominfo.com), and to me (rfenyes@stblaw.com).

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	ZoomInfo Technologies Inc.
Anthony Stark